October 20, 2004

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Attention: Chris B. Edwards

RE:	Concord Communications, Inc.
Schedule TO-I filed on September 27, 2004
File No. 5-52793

Dear Mr. Edwards:

     On September 27, 2004 Concord Communications, Inc. (the “Company”) filed a Schedule TO-I with the Securities and Exchange Commission (the “Commission”), and on October 6, 2004, the staff of the Commission (the “Staff”) responded to the filing with its comments in a letter (the “Letter”) from Chris B. Edwards of the Office of Mergers and Acquisitions of the Commission to Kevin M. Barry, Esq., outside counsel to the Company. On behalf of the Company, we are now filing Amendment No. 1 to the Schedule TO (the “Schedule TO”) with the Commission.

     For your convenience, we have forwarded to your attention a clean copy of the Schedule TO and a clean copy of the Offer to Purchase originally filed on September 27, 2004 at Exhibit (a)(1)(i) to the Schedule TO (the “Offer to Purchase”).

     Please note that all of the factual information contained in the responses herein are based solely on information provided to us by the Company. The comments and responses are set forth below and are keyed to the sequential numbering of the comments used in the Letter.

OFFER TO PURCHASE

Summary Term Sheet, page 1

Comment:

Are all of my stock option grants eligible for this Offer? page 1

1.	Please disclose why $25.00 was chosen as the exercise price cut-off point for options eligible to be tendered.

Response:

The Company has amended the Offer to Purchase to provide an explanation for selecting $25.00 as the exercise price cut-off point for options eligible to be tendered.

Comment:

When will I receive payment for my options which are expected for payment? page 2

2.	Please clarify the timing of your regular payroll procedure.

Response:

The Company has amended the Offer to Purchase to disclose the timing of its regular payroll procedure.

Comment:

What interests do the directors, executive officers and affiliates of Concord have in the Offer? page 3

3.	Please specify the number of options held by each officer or director, the terms of the options held, such as exercise price and expiration date, and the aggregate amount they will receive in the offer if they elect to tender. Please also disclose whether the officers and directors intend to tender their options into the offer.

Response:

In response to the Staff’s comment, the Company has amended Schedule A to the Offer to Purchase to include the requested information regarding the eligible options held by each eligible officer or director. Please note that non-employee directors are not eligible for the Offer, and, consequently, information has not been provided with regard to such directors.

Section 4 — Acceptance for Purchase of Options and Payment of Cash, page 13

Comment:

4.	Please refer to the next to last paragraph of this section. Please revise the last sentence to state that you will return options not accepted for payment promptly after the expiration of the offer.

Response:

The Company has amended the Offer to Purchase to state that options not accepted for payment will be promptly returned after the expiration of the offer to the appropriate option holders.

Section 5 — Conditions of the Offer, page 14

Comment:

5.	We note the statement in the paragraph on page 12 regarding the determination of validity that you intend to decide to either accept or reject all properly tendered options on the business day that immediately follows the expiration of the Offer. Please be advised that all offer conditions must be asserted or waived prior to the expiration of the offer. Please advise under what circumstance you can reject properly tendered options after expiration of the offer and make appropriate revisions throughout the offering materials.

Response:

The Company agrees that all offer conditions must be asserted or waived prior to the expiration of the offer and has amended the Offer to Purchase accordingly.

Comment:

6.	Please revise subparagraph (c)(ii) to quantify a “significant decline or increase in the market price” so that shareholders are able to objectively verify this condition.

Response:

The Company has amended the Offer to Purchase to quantify a “significant decline or increase in the market price” of its common stock as a “30% or greater decline or increase in the market price” of its common stock.

Comment:

7.	Please refer to the final clause that follows the list of conditions on page 15 that relates to the board of directors’ determination of whether the occurrence of the listed events “makes it inadvisable” to proceed with the offer. Please note that when a condition is triggered and the company decides to proceed with the offer anyway because they determine it is still advisable, we believe that this decision constitutes a waiver of the triggered condition. You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm your understanding on a supplemental basis.

Response:

The Company supplementally confirms that it may not rely on the above-referenced language to tacitly waive a condition of the offer by failing to assert it.

Comment:

8.	We note your disclosure that you have reserved the right to waive any condition to this offer “at any time and from time to time.” Defining the right to waive conditions as a continuing right suggests that these rights may be waived after expiration of the offer. Please be advised that all conditions to the offer, other than those involving the receipt of necessary governmental approvals, must be either satisfied or waived before expiration of the offer. Please revise to indicate that all conditions to the offer, other than those subject to government approval, will be satisfied or waived prior to expiration.

Response:

The Company has amended the Offer to Purchase to state that any condition to the offer, other than those subject to governmental approval, may only be waived by the Company “at any time and from time to time before the Expiration Time.”

Section 18 — Additional Information, page 25

Comment:

9.	Please clarify whether the Exchange Act filings listed in this section are being incorporated by reference. We note they are included as exhibits to the Schedule TO and are incorporated by reference. If the reports are being incorporated by reference, then please advise us why when the Schedule TO indicates that Item 1010(a) and (b) of Regulation M-A are inapplicable.

Response:

We note that Item 10 of Schedule TO states that, if material, the issuer is required to furnish the financial information required by Item 1010(a) and (b) of Regulation M-A in an issuer tender offer. However, the instructions to Item 10 of Schedule TO state that such financial statements are not considered material (and therefore are inapplicable and do not need to be furnished) when (a) the consideration offered consists solely of cash, (b) the offer is not subject to any financing condition, and (c) either (i) the offeror is a public reporting company under Section 13(a) or 15(d) of the Exchange Act that files reports electronically on EDGAR or (ii) the offer is for all outstanding securities of the subject class. In this instance, each of the three foregoing conditions are satisfied. Accordingly, the disclosure of the financial information required by Item 1010(a) and (b) of Regulation M-A and called for in Item 10 of Schedule TO is inapplicable.

Although the Exchange Act filings listed in Section 18 of the Offer to Purchase are not incorporated by reference into the Offer to Purchase, they are incorporated by reference as exhibits to the Schedule TO. This is permitted by Item 1016(a)(5) of Regulation M-A, and the Company has so incorporated such filings as it believes they are useful in helping an option holder determine whether or not to tender their eligible options.

Schedule A

Comment:

10.	Please disclose that Mr. Blaeser is a director of the company.

Response:

The Company has amended Schedule A to the Offer to Purchase to disclose that Mr. Blaeser is a director of the Company.

      In addition, as requested attached hereto as Exhibit A please find a letter from the Company addressed to the Commission acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please telephone me (617-248-7463) with any questions concerning this letter.

Very truly yours,

/s/ Kevin M. Barry, Esq.

Kevin M. Barry, Esq.

cc:	Melissa H. Cruz
Douglas A. Batt, Esq.

Exhibit A

[Concord Communications, Inc. Letterhead]

October 20, 2004

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Attention: Chris B. Edwards

RE:	Concord Communications, Inc.
Schedule TO-I filed on September 27, 2004
File No. 5-52793

Dear Mr. Edwards:

     On September 27, 2004 Concord Communications, Inc. (the “Company”) filed a Schedule TO-I with the Securities and Exchange Commission (the “Commission”), and on October 6, 2004, the staff responded to the filing with its comments in a letter (the “Letter”) from Chris B. Edwards of the Office of Mergers and Acquisitions of the Commission to Kevin M. Barry, Esq., outside counsel to the Company. Amendment No. 1 to the Schedule TO is being filed with the Commission concurrently herewith.

     This letter is being furnished in response to your request contained in the Letter that the Company acknowledge certain matters. Accordingly, on behalf of the Company I hereby acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please telephone me (508-486-4422) with any questions concerning this letter.

Very truly yours,

/s/ Melissa H. Cruz

Melissa H. Cruz
Executive Vice-President of Business Services,
Chief Financial Officer and Treasurer

cc: Kevin M. Barry, Esq.

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